Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Baker Hughes Incorporated

Subject Company: Baker Hughes Incorporated

Commission File No.: 001-09397

The following questions and answers were made available to Baker Hughes employees on April 6, 2016.

What does this press release mean?

•	Halliburton and Baker Hughes intend to vigorously contest the U.S. Department of Justice (DOJ) effort to block the pending merger.

•	The companies intend to demonstrate that the DOJ has underestimated the highly competitive nature of the oilfield services industry, the many benefits of the proposed combination, and the sufficiency of the divestitures.

Does this mean the deal is in jeopardy?

•	The DOJ cannot unilaterally stop a merger— it must make its case in federal court.

•	The companies look forward to our day in court, and are preparing with confidence to demonstrate that the proposed transaction is pro-competitive, and that the DOJ is wrong to contend otherwise.

•	The DOJ complaint asks a federal district court to prevent Halliburton from merging with Baker Hughes. But the decision is not for the DOJ to make; this decision belongs to the court, which will decide whether the merger may proceed.

What happens next?

•	The DOJ has informed the companies of its view that the divestitures proposed to date are not sufficient to address its concerns.

•	Halliburton and Baker Hughes intend to vigorously contest the DOJ’s effort to block the pending merger.

•	Halliburton and Baker Hughes are continuing to work to resolve any remaining issues with the European Commission and all other competition enforcement authorities that have expressed an interest in the proposed transaction.

•	The companies intend to continue their efforts to complete the transaction, but there is no guarantee that an agreement with the DOJ or that other competition authorities will approve the transaction.

•	Halliburton and Baker Hughes will provide updates on the regulatory process as appropriate.

Does the DOJ’s action have an impact on other regulators?

•	The merger between Halliburton and Baker Hughes is global in scope, requiring clearance from numerous regulators around the world.

•	A number of those jurisdictions have already cleared this merger; others are still conducting their reviews.

•	We expect these regulators will keep a close eye on the U.S. proceedings. Each foreign regulator may exercise its independent judgment under its own legal regimes but in line with international policy. We expect regulators will seek to reach consistent outcomes across jurisdictions.

What does this mean for the previously announced divestitures?

•	Baker Hughes, including the businesses held for sale, will continue to operate as one company until the transaction has closed.

While litigation is ongoing, is Halliburton still our competitor?

•	Yes, until the litigation is resolved favorably and the deal closes, Baker Hughes and Halliburton remain competitors and we must continue to treat each other as such.

What should we communicate to our customers and other stakeholders?

•	You can tell customers and other business partners that we are committed to providing information on the pending acquisition as appropriate.

•	Baker Hughes remains absolutely focused on service delivery and we will continue to deliver outstanding solutions and services to our customers.

•	We are confident that the combined company will be a stronger and more diverse organization, with the resources to better serve our valued customers well into the future.

Important Information For Investors And Stockholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Baker Hughes Incorporated (“Baker Hughes”) and Halliburton Company (“Halliburton”). In connection with this proposed business combination, Halliburton has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendments No. 1 and 2 thereto, and a definitive joint proxy statement/prospectus of Baker Hughes and Halliburton and other documents related to the proposed transaction. The registration statement was declared effective by the SEC on February 17, 2015 and the definitive proxy statement/prospectus has been mailed to stockholders of Baker Hughes and Halliburton. INVESTORS AND SECURITY HOLDERS OF BAKER HUGHES AND HALLIBURTON ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Baker Hughes and/or Halliburton through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Baker Hughes are available free of charge on Baker Hughes’ internet website at http://www.bakerhughes.com or by contacting Baker Hughes’ Investor Relations Department by email at alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8822. Copies of the documents filed with the SEC by Halliburton are available free of charge on Halliburton’s internet website at http://www.halliburton.com or by contacting Halliburton’s Investor Relations Department by email at investors@halliburton.com or by phone at +1-281-871-2688.

Participants in Solicitation

Baker Hughes, Halliburton, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Baker Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 17, 2016, Amendment No. 1 to its Annual Report on Form 10-K for the year ended

2

December 31, 2015, which was filed with the SEC on February 19, 2016, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 27, 2015. Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 5, 2016, and its proxy statement for its 2016 annual meeting of stockholders, which was filed with the SEC on April 5, 2016.

These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Baker Hughes by Halliburton, including any statements regarding the expected timetable for completing the proposed transaction, benefits and synergies of the proposed transaction, future opportunities for the combined company and products, future financial performance and any other statements regarding Halliburton’s and Baker Hughes’ future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “likely,” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements.

All forward-looking information are subject to numerous risks and uncertainties, many of which are beyond the control of Baker Hughes and Halliburton, that could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: the timing to consummate the proposed transaction; the outcome of any litigation involving the DOJ; the terms and timing of divestitures undertaken to obtain required regulatory approvals; the risk that a condition to closing of the proposed transaction may not be satisfied or that the closing of the proposed transaction might otherwise not occur; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Baker Hughes and Halliburton and the ultimate outcome of Halliburton’s operating efficiencies applied to Baker Hughes’ products and services; the effects of the business combination of Baker Hughes and Halliburton, including the combined company’s future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits; and expectations regarding regulatory approval of the transaction. Additional information concerning these and other factors can be found in Baker Hughes’ and Halliburton’s respective filings with the SEC and available through the SEC’s Electronic Data Gathering and Analysis Retrieval system at http://www.sec.gov, including Baker Hughes’ and Halliburton’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. The foregoing list of important factors is not exclusive. Baker Hughes’ forward-looking statements are based on assumptions that Baker Hughes believes to be reasonable but that may not prove to be accurate. Baker Hughes and Halliburton assume no obligation to update or revise any forward-looking statements as a result of new

3

information, future events or otherwise, except as may be required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

4